SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
SLM CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Options to Purchase Common Stock, $0.20 par value per share
(Title of Class of Securities)
78442P106
(CUSIP Number of Class of Securities (Underlying Common Stock))
SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190
(703) 810-3000
Attention: Mark L. Heleen, Esq.,
Executive Vice President and General Counsel
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Carol R. Rakatansky Vice President and Corporate Secretary SLM Corporation 12061 Bluemont Way, Reston, Virginia 20190 (703) 810-3000 fax: (703) 984-6006	Ronald O. Mueller, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, NW Washington, DC 20036 (202) 955-8500 fax: (202) 530-9569
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$43,774,458.57	$3,121.12

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $43,774,458.57 as of May 10, 2010 calculated using the Black-Scholes option pricing model.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Form or Registration No.: Not applicable.
Filing Party: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet
     The information set forth under Section I (“Summary Term Sheet—Questions and Answers”) in the Offer to Exchange Certain Outstanding Stock Options for Replacement Stock Options, dated May 14, 2010, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.
Item 2. Subject Company Information
     (a) Name and Address. The issuer is SLM Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 12061 Bluemont Way, Reston, Virginia 20190 and the telephone number of its principal executive offices is (703) 810-3000.
     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock that (i) were granted on or before January 31, 2008, (ii) have an exercise price that is greater than or equal to $20.94 per share, which is 150% of the fifty-two week high trading price of the Company’s common stock as of the commencement of the offer, (iii) have a remaining term that expires after January 1, 2011, (iv) were not granted under a stock swap program permitting the issuance of additional “replacement options” in the context of stock-for-stock exercises, and (v) are outstanding as of the start date of the offer and at the time the offer expires (the “Eligible Options”) held by Eligible Employees (as defined in the Offer to Exchange), for replacement options (the “Replacement Options”). The Eligible Options were previously granted under the SLM Corporation Incentive Plan, the SLM Corporation Management Incentive Plan or the SLM Corporation Employee Stock Option Plan. Each Replacement Option will be issued under the SLM Corporation 2009-2012 Incentive Plan. As of May 10, 2010, options to purchase approximately 17,641,211 shares of the Company’s common stock were eligible for exchange in the exchange offer. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying website election form, attached hereto as Exhibit (a)(1)(C).
     The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”), Section II (“Risks of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Terms of Replacement Options”), Section III.7 (“Acceptance of Eligible Options for Exchange; Issuance of Replacement Options”) and Section III.11 (“Price Range of Common Stock Underlying Eligible Options”) is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the Offer to Exchange under Section III.11 (“Price Range of Common Stock Underlying Eligible Options”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under Section III.12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule B (“Information Concerning the Executive Officers and Directors of SLM Corporation”) is incorporated herein by reference.
Item 4. Terms of the Transaction
     (a) Material Terms. The information set forth under Item 2(b) above and in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”), Section II (“Risks of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Terms of Replacement Options”), Section III.3 (“Purpose”), Section III.4 (“Procedures for Electing to Exchange Eligible Options”), Section III.5 (“Withdrawal Rights and Change of Elections”), Section III.6 (“Electing Not to Exchange Eligible Options”), Section III.7 (“Acceptance of Eligible Options for Exchange; Issuance of Replacement Options”), Section III.8 (“Extension of Offer; Termination; Amendment”), Section III.9 (“Material U.S. Federal Income Tax Consequences”), Section III.10 (“Conditions to Completion of the Offer”), Section III.13 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.14 (“Legal Matters; Regulatory Approvals”) and Section III.16 (“Source and Amount of Consideration”) is incorporated herein by reference.

     (b) Purchases. Current and former members of the Company’s Board of Directors and executive officers named in the compensation tables included in 2010 proxy statement that the Company filed with the Securities and Exchange Commission (the “SEC”) are not eligible to participate in the exchange offer. Executive officers who are not named in the compensation tables included in the 2010 proxy statement that the Company filed with the SEC are eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”) and Section III.12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section III.12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), Section III.17 (“Information Concerning SLM Corporation”) and Section III.18 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference. The SLM Corporation 2009-2012 Incentive Plan and the related form of Stock Option Award Agreement attached hereto as Exhibits (d)(1) and (d)(2) also contain information regarding the Company’s securities.
Item 6. Purposes of the Transaction and Plans or Proposals
     (a) Purposes. The information set forth in the Offer to Exchange under Section III.3 (“Purpose”) is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”), Section III.3 (“Purpose”) and Section III.13 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer to Exchange under Section III.18 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration
     (a) Source of Funds. The information set forth in the Offer to Exchange under Section III.14 (“Fees and Expenses”) and Section III.16 (“Source and Amount of Consideration”) is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offer to Exchange under Section III.10 (“Conditions to Completion of the Offer”) and Section III.16 (“Source and Amount of Consideration”) is incorporated herein by reference.
     (d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company
     (a) Securities Ownership. The information set forth in the Offer to Exchange under Section III.12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule B (“Information Concerning the Executive Officers and Directors of SLM Corporation”) is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offer to Exchange under Section III.12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
     Not applicable.

Item 10. Financial Statements
     (a) Financial Information. The information set forth in Item 8. Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in Item 1. Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 is incorporated herein by reference. The financial information contained in the Offer to Exchange under Section III.19 (“Additional Information”) and Section III.20 (“Financial Information”) is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 11. Additional Information
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section II (“Risks of Participating in the Offer”), Section III.9 (“Material U.S. Federal Income Tax Consequences”), Section III.12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information. Not applicable.
Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for Replacement Stock Options

(a)(1)(B)	Form of Option Exchange Program Announcement Letter

(a)(1)(C)	Option Exchange Program Information Sheet

(a)(1)(D)	Option Exchange Program Website Screen Shots

(a)(1)(E)	Form of Participant Letter with Password

(a)(1)(F)	Form of Election Confirmation Email

(a)(1)(G)	Instructions for Website Customer Service Representatives

(a)(1)(H)	Frequently Asked Questions Posted on Option Exchange Program Website, incorporated by reference to Section I (“Summary Term Sheet – Questions and Answers”) of the Offer to Exchange Certain Outstanding Stock Options for Replacement Stock Options, filed herewith as Exhibit (a)(1)(A)

(b)	Not applicable

(d)(1)	SLM Corporation 2009-2012 Incentive Plan, incorporated by reference to Exhibit 10.2 of the Company’s Form S-8 filed with the SEC on May 22, 2009

(d)(2)	Form of Stock Option Award Agreement

(g)	Not applicable

(h)	Not applicable
Item 13. Information Required by Schedule 13E-3
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLM Corporation
By:	/s/ Mark L. Heleen
	Name:	Mark L. Heleen
	Title:	Executive Vice President and General Counsel

Date: May 14, 2010